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                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                                 Gorman Rupp Co.
                         ------------------------------
                                (NAME OF ISSUER)



                         Common Stock Without Par Value
                         ------------------------------
                         (Title of Class of Securities)


                                    383082104
                         ------------------------------
                                 (CUSIP Number)


                                December 31, 1998
                         ------------------------------
                                     (Date)


        Check the following box if fee is being paid with this statement


              -----------------------------------------------------







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CUSIP NO.     383082104
-------------------------------------------------------------------------------

1)       Names of Reporting Persons                  I.R.S. No.  31-0738296
         S.S. or I.R.S. Identification Nos. of       BANK ONE CORPORATION
         Above Persons
-------------------------------------------------------------------------------

2)       Check the Appropriate Box if a
         Member of a Group                              (a)
         (See Instructions)                             (b)
-------------------------------------------------------------------------------

3)       SEC Use only
-------------------------------------------------------------------------------

4)       Citizenship or Place of
         Organization                                    ILLINOIS
------------------------------------------------------------------------------

Number of Shares        (5)  Sole Voting Power                     436,787
                                                              -----------------
Beneficially            (6)  Shared Voting Power                         0
                                                              -----------------
Owned by                (7)  Sole Dispositive Power                352,077
                                                              -----------------
Each Reporting          (8)  Shared Dispositive Power               84,710
                                                              -----------------
Person with
------------------------------------------------------------------------------

9)       Aggregate Amount Beneficially                             436,787
                                                                ---------------
         Owned by Each Reporting Person
------------------------------------------------------------------------------

10)      Check if the Aggregate Amount
         in Row (9) Excludes Certain
         Shares (See Instructions)
------------------------------------------------------------------------------

11)      Percent of Class Represented
         by Amount in Row 9                                           5.10%
                                                               -------------
------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                             HC
                                                                -------------


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----------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G

Item 1(a)  Name of Issuer:                                     Gorman Rupp Co.
                                                              -----------------
Item 1(b)  Address of Issuer's principal executive
           offices:                                           305 Bowman St.
                                                              -----------------
                                                               Mansfield, OH
                                                              -----------------
                                                               44903
                                                              -----------------

Item 2(a)  Name of person filing:                          BANK ONE CORPORATION

Item 2(b)  Address of principal business office or,    One First National Plaza
           if none residence:                          Chicago, IL 60670

Item 2(c)  Citizenship:                                Not Applicable

Item 2(d)  Title of class of securities:         Common Stock Without Par Value
                                                 ------------------------------
Item 2(e)         CUSIP No.:                             383082104
                                                 ------------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

         This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Gorman Rupp Co.
                             ------------------------------------------

         -------------------------------------------------------------:

         (a)    Amount beneficially owned:             436,787
                                                   ----------------
         (b)    Percent of class                          5.10%
                                                    ---------------

         (c)    Number of shares as to which such person has:

                (I)    Sole power to vote or to direct the vote:        436,787
                                                                     -----------
                (ii)   Shared power to vote or to direct the vote:            0
                                                                     -----------
                (iii)  Sole power to dispose or to direct the
                       disposition of:                                  352,077
                                                                     -----------
                (iv)   Shared power to dispose or to direct the
                       disposition of:                                   84,710
                                                                     -----------

Item 5.  Ownership of 5 percent or less of a Class.                         N/A
                                                                     -----------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.      N/A
                                                                      ----------



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Item 7.  Identification and Classification of the Subsidiary Which
         Acquired the Security Being Reported on By the Parent Holding
         Company.
                 -------------------------------------

                             Bank One Trust Co., NA

Item 8.  Identification and Classification of Members of the Group.          N/A
                                                                     -----------
Item 9.  Notice of Dissolution of Group.                                     N/A
                                                                     -----------
Item 10.          Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:   2/1/99
      -------------

                                               BANK ONE CORPORATION

                                               By: /s/ DAVID J. KUNDERT
                                                       David J. Kundert
                                                       EXECUTIVE VICE PRESIDENT